UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Accretion Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00438Y107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00438Y107

1.	Names of Reporting Persons Accretion Acquisition Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,875,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,875,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,875,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (1) below.
11.	Percent of Class Represented by Amount in Row (9) 18.8% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)            Does not include 8,110,000 shares of the Issuer’s common stock which may be purchased by exercising warrants that are not presently exercisable.

(2)            The percentage set forth in Row 11 of this Cover Page is based on the 25,995,000 shares of the Issuer’s common stock outstanding as of December 6, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2021.

CUSIP No. 00438Y107

1.	Names of Reporting Persons Accretion Acquisition GP Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,875,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,875,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,875,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (1) below.
11.	Percent of Class Represented by Amount in Row (9) 18.8% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)            Does not include 8,110,000 shares of the Issuer’s common stock which may be purchased by exercising warrants that are not presently exercisable.

(2)            The percentage set forth in Row 11 of this Cover Page is based on the 25,995,000 shares of the Issuer’s common stock outstanding as of December 6, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2021.

CUSIP No. 00438Y107

1.	Names of Reporting Persons Morse AAC SPAC GP Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,875,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,875,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,875,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (1) below.
11.	Percent of Class Represented by Amount in Row (9) 18.8% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)            Does not include 8,110,000 shares of the Issuer’s common stock which may be purchased by exercising warrants that are not presently exercisable.

(2)            The percentage set forth in Row 11 of this Cover Page is based on the 25,995,000 shares of the Issuer’s common stock outstanding as of December 6, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2021.

CUSIP No. 00438Y107

1.	Names of Reporting Persons Brad Morse
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,875,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,875,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,875,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (1) below.
11.	Percent of Class Represented by Amount in Row (9) 18.8% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)            Does not include 8,110,000 shares of the Issuer’s common stock which may be purchased by exercising warrants that are not presently exercisable.

(2)            The percentage set forth in Row 11 of this Cover Page is based on the 25,995,000 shares of the Issuer’s common stock outstanding as of December 6, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2021.

Item 1(a).	Name of Issuer

Accretion Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

240 Saint Paul, Suite 502

Denver, Colorado

Item 2(a).	Names of Persons Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Accretion Acquisition Sponsor, LLC (“Sponsor”)

Accretion Acquisition GP Sponsor, LLC (“Sponsor GP”)

Morse AAC SPAC GP Sponsor, LLC (“Morse GP”)

Brad Morse (“Mr. Morse”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

240 Saint Paul, Suite 502

Denver, Colorado

Item 2(c).	Citizenship

Sponsor and Sponsor GP are limited liability companies organized under the laws of the State of Delaware. Morse GP is a limited liability company organized under the laws of the State of Colorado. Mr. Morse is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number for the Class A common stock is 00438Y107.

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.
☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.
☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d)	Investment company registered under Section 8 of the Investment Company Act.
☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
☐	(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Item 4.	Ownership

The responses to Items 5-11 of the Cover Pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 4,875,000 shares of Common Stock, representing 18.8% of the total shares of Common Stock issued and outstanding. The percentage of Common Stock held by the Reporting Persons is based upon 25,995,000 shares of the Issuer’s common stock outstanding as of December 6, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2021.

Sponsor is the record holder of the shares reported herein. The manager of Sponsor is Sponsor GP, which is managed by Morse GP. Morse GP is managed by Mr. Morse. Accordingly, all securities held by Sponsor may ultimately be deemed to be beneficially held by Mr. Morse.

Each of the Reporting Persons, disclaims beneficial ownership of any securities reported herein as held by Sponsor, or that may be beneficially owned by any of the other reporting persons, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity or person is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2022

Accretion Acquisition Sponsor, LLC

By:	/s/ Brad Morse
Name:	Brad Morse
Title:	President

Accretion Acquisition GP Sponsor, LLC

By:	/s/ Brad Morse
Name:	Brad Morse
Title:	President

Morse AAC SPAC GP Sponsor, LLC

By:	/s/ Brad Morse
Name:	Brad Morse
Title:	President

/s/ Brad Morse
Brad Morse

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.001 par value per share, of Accretion Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2022.

Accretion Acquisition Sponsor, LLC

By:	/s/ Brad Morse
Name:	Brad Morse
Title:	President

Accretion Acquisition GP Sponsor, LLC

By:	/s/ Brad Morse
Name:	Brad Morse
Title:	President

Morse AAC SPAC GP Sponsor, LLC

By:	/s/ Brad Morse
Name:	Brad Morse
Title:	President

/s/ Brad Morse
Brad Morse